Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Nippon Mining Holdings, Inc.
Subject Companies: Nippon Oil Corporation and
Nippon Mining Holdings, Inc.
Commission File Number: 132-02665
Dated December 28, 2009

December 25, 2009
To whom it may concern:
Nippon Oil Corporation
Nippon Mining Holdings, Inc.
Result of Prior Consultation with Japan Fair Trade Commission in Relation to the Business Integration Between
Nippon Oil Corporation and Nippon Mining Holdings, Inc.
Nippon Oil Corporation (Head office: Nishi-Shimbashi, 1-chome,Minato-ku, Tokyo; President: Shinji Nishio) and Nippon Mining Holdings, Inc. (Head office : Toranomon, 2-chome Minato-ku, Tokyo; President: Mitsunori Takahagi) have consulted with the Japan Fair Trade Commission (the “Prior Consultation”) in relation to the business integration (the “Business Integration”) scheduled to be conducted between the companies, with respect to the existence or non-existence of issues under the Japanese Antimonopoly Act. The companies hereby announce that they have received a response from the Japan Fair Trade Commission as described below, that there will be no issue arising under the Japanese Antimonopoly Act in relation to the Business Integration, provided that they take certain remedial measures (the “Merger Remedies”), which the companies propose to take.
Both companies and the newly integrated group (the “JX Group”) will continue to use their efforts to maintain fair trading conduct, as well as complete the Merger Remedies in accordance with the guidance of the Japan Fair Trade Commission.
1.	In the process of the Prior Consultation, the Japan Fair Trade Commission pointed out its concern that the manufacture and sales businesses of needle coke (note) operated by both companies may, as the result of the Business Integration, substantially restrict competition in the market.

2.	As to such concern, both companies proposed to the Japan Fair Trade Commission that they would take steps to solve the issue by separating the needle coke manufacturing and sales business of one of the two companies, and then dispose of the business to a third party. The Japan Fair Trade Commission then responded that if such steps are taken, the Business Integration will not lead to a substantial restriction of competition in the field of trade of needle coke.

3.	The Japan Fair Trade Commission also responded that, as to business activities other than needle coke manufacturing and sales, there is no concern or threat that competition will be substantially restricted as a result of the Business Integration.
For your information, as the needle coke manufacturing and sales businesses of the two companies are small in scale, the effect of the Merger Remedies on both companies and the JX Group will be very slight.

(Note)	Needle coke is a needle-shaped carbon material produced by heating coke (a solid carbon which remains after heating heavy oil), and is mainly used as the aggregate of electrodes used in electric furnaces for the iron manufacturing industry.
End

[Contact Information for Inquiries in Connection with the Press Release]
Nippon Oil Corporation (PR Division, PR Group) Tel: +81-3-3502-1124
Nippon Mining Holdings, Inc. (Investor Relations) Tel: +81-3-5573-5125

Filings with the U.S. Securities and Exchange Commission
Nippon Oil Corporation and Nippon Mining Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed joint share transfer. The Form F-4 (if filed) will contain a prospectus and other documents. The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about Nippon Oil Corporation and Nippon Mining Holdings, Inc., the joint share transfer and related matters including the terms and conditions of the transaction. U.S. shareholders of Nippon Oil Corporation and Nippon Mining Holdings, Inc. are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer. The Form F-4 (if filed), the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be made available to shareholders, free of charge, by faxing a request to Nippon Oil Corporation at +81-3-3502-9860 or Nippon Mining Holdings, Inc. at +81-3-5573-5139.
Cautionary Statement Regarding Forward-Looking Statements
This announcement contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of the transaction.